Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Upcoming Retirement of CFO

Beijing, May 21, 2013/PRNewswire/ - Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II and III cities in China, today announced that Tom Gurnee, the Company's Chief Financial Officer for the past four and a half years, plans to retire as CFO in August 2013. Mr. Gurnee will remain on the Company’s Board of Directors following his retirement as CFO.

The Company has formed a search committee, which includes members of the Board's audit committee, to lead the effort to locate Mr. Gurnee's successor. The Company plans to have a new CFO in place prior to Mr. Gurnee's retirement in order to provide an orderly transition.

Mr. Zhang Yong, Xinyuan’s Chairman and Chief Executive Officer, said, “Tom has been an invaluable asset to Xinyuan in recent years and I want to thank him for his contributions to the growth, development, and stability of our business. Xinyuan has emerged much stronger and in a much better financial position thanks to his efforts. We wish him well in his retirement. The timing of his departure should allow for a smooth transition to a new CFO.”

“It has been a privilege serving at Xinyuan and being enabled to build a strong financial team. It has been gratifying to be a part of the Company’s strong growth and development over the years resulting in margin expansion, and a markedly improved balance sheet”, commented Mr. Gurnee. “Xinyuan is well-positioned for growth in the years to come and I have a high level of confidence that the current organization will perform admirably. I look forward to assisting management as needed during this transition period.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan primarily focuses on China's Tier II and III cities. Xinyuan's U.S. development arm, XIN Development Group International, Inc. is a pioneer among Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, Xinyuan's ability to continue to implement its business model successfully; Xinyuan's ability to secure adequate financing for its project development; Xinyuan's ability to successfully sell or complete property projects under construction and planning; Xinyuan's ability to enter into new geographic markets and expand its operations; the marketing and sales ability of third-party sales agents; the performance of third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent the Company expands operations into other countries, such as the U.S., the laws, regulations and policies of such countries; Xinyuan's ability to obtain permits and licenses to carry on its business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent the Company expands operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, the Company undertakes no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com